UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

04046133

RECEIVED
2004 NOV 15 A 9:52

Our ref: ANN2004/UOB2004/UOB-A37-3rdQResults/atl

29 October 2004

File No. 82-2947

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

**UNAUDITED RESULTS FOR 9 MONTHS/
THIRD QUARTER ENDED 30 SEPTEMBER 2004**

Dear Sir

We enclose a copy of our News Release dated 29 October 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

Vivien Chan
Company Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2004

	Group					
	9 Months 2004	9 Months 2003	Incr / (Decr)	**3rd Quarter 2004**	3rd Quarter 2003	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**2,615,561**	2,457,710	6.4	**936,665**	795,641	17.7
Less : Interest expense	**1,022,858**	927,021	10.3	**399,876**	292,914	36.5
Net interest income	**1,592,703**	1,530,689	4.1	**536,789**	502,727	6.8
Dividend income	**38,216**	30,025	27.3	**9,860**	11,395	(13.5)
Fee & commission income	**501,696**	416,712	20.4	**179,745**	148,154	21.3
Rental income	**48,740**	55,773	(12.6)	**16,392**	17,255	(5.0)
Other operating income	**196,987**	295,224	(33.3)	**64,380**	74,234	(13.3)
Income before operating expenses	**2,378,342**	2,328,423	2.1	**807,166**	753,765	7.1
Less : Staff costs	**416,921**	389,792	7.0	**151,872**	128,105	18.6
Other operating expenses	**445,975**	416,055	7.2	**162,699**	140,927	15.4
	862,896	805,847	7.1	**314,571**	269,032	16.9
Operating profit before goodwill amortisation and provisions	**1,515,446**	1,522,576	(0.5)	**492,595**	484,733	1.6
Less : Goodwill amortisation	**155,088**	152,056	2.0	**54,515**	50,236	8.5
Less : Provisions	**75,200**	320,147	(76.5)	**(774)**	40,254	(101.9)
Operating profit after goodwill amortisation and provisions	**1,285,158**	1,050,373	22.4	**438,854**	394,243	11.3
Share of profit of associates	**123,038**	62,042	98.3	**47,091**	32,407	45.3
Profit from ordinary activities before tax	**1,408,196**	1,112,415	26.6	**485,945**	426,650	13.9
Less : Tax	**292,898**	251,645	16.4	**99,051**	80,440	23.1
Share of tax of associates	**27,208**	15,031	81.0	**9,428**	7,572	24.5
Profit after tax	**1,088,090**	845,739	28.7	**377,466**	338,638	11.5
Less : Minority interests	**12,005**	9,405	27.6	**6,027**	3,658	64.8
Net profit attributable to members	**1,076,085**	836,334	28.7	**371,439**	334,980	10.9

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	30-Sep-04	31-Dec-03	30-Sep-03	**30-Sep-04**	31-Dec-03	30-Sep-03
	$'000	$'000	$'000	**$'000**	$'000	$'000
Assets						
Total Assets	**126,566,090**	113,446,399	108,017,424	**104,768,372**	98,750,817	92,908,292
Loans and advances including trade bills to non-bank customers	**64,488,802**	59,296,556	59,247,945	**50,974,182**	50,510,461	50,517,066
Liabilities						
Deposits of non-bank customers	**77,373,127**	69,862,961	66,092,121	**60,290,059**	60,301,300	56,376,894
Total deposits including bankers' deposits	**100,501,428**	88,702,323	84,189,032	**83,766,490**	79,367,234	74,344,610
Subordinated debts (unsecured)						
- Due after one year	**5,744,099**	2,990,809	3,018,404	**5,662,585**	2,990,809	3,018,404
Other debts issued						
- Due within one year (secured) *	**972,431**	852,407	909,147	**-**	-	-
- Due within one year (unsecured)	**16,906**	-	-	**16,906**	-	-
- Due after one year (unsecured)	**509,443**	353,053	303,327	**509,443**	353,053	303,327
Capital and reserves						
Issued and paid-up capital	**1,572,500**	1,571,664	1,571,641	**1,572,500**	1,571,664	1,571,641
Total shareholders' funds	**13,566,236**	13,282,035	12,923,516	**11,913,184**	11,759,111	11,517,252
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.63**	8.45	8.22	**7.58**	7.48	7.33

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all assets of the SPE.

3. OTHER INFORMATION

	Group					
	9 Months 2004 $'000	9 Months 2003 $'000	Incr/ (Decr) %	**3rd Quarter 2004 $'000**	3rd Quarter 2003 $'000	Incr / (Decr) %
(a) Depreciation	**89,734**	79,780	12.5	**32,450**	27,224	19.2
(b) Annualised net profit as a percentage of average total shareholders' funds (%)						
- Including goodwill amortisation	**10.7**	8.7	23.0	**11.0**	10.4	5.8
- Excluding goodwill amortisation	**12.2**	10.3	18.4	**12.7**	12.0	5.8
(c) Annualised earnings per share (cents)						
- Basic	**91.3**	71.0	28.6	**94.5**	85.3	10.8
- Fully diluted	**91.3**	71.0	28.6	**94.5**	85.2	10.9

(d) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Jul-04 and 30-Sep-04	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 30-Sep-04	At 30-Sep-03
Exercise of share options granted under the UOB 1999 Share Option Scheme	549,000	3,494,000	4,511,000

4. REVIEW OF PERFORMANCE

(a) The financial statements are prepared in accordance with Singapore Financial Reporting Standards and are expressed in Singapore dollars. The same accounting policies and computation methods have been adopted in the financial statements for the nine months ended 30 September 2004 as those in the audited financial statements for the year ended 31 December 2003.

(b) Following UOB's acquisition of Bank of Asia Public Company Limited and its subsidiaries ("BOA") on 27 July 2004, BOA's financial results for the two months ended 30 September 2004 and its balance sheet as at 30 September 2004 were consolidated into the Group's financial statements.

(c) **9 Months 2004 versus 9 Months 2003**

(i) Net profit after tax ("NPAT") increased $240 million or 28.7% to $1,076 million for the nine months ended 30 September 2004 ("this year-to-date") from $836 million for the nine months ended 30 September 2003 ("last year-to-date"). The increase in NPAT was mainly due to lower provision charges, higher fee and commission income, higher share of profit of associates, and higher net interest income. These were partially offset by lower other operating income, higher operating expenses and higher tax expense.

(ii) Total income increased 2.1% to $2,378 million for this year-to-date from $2,328 million for last year-to-date, mainly due to higher fee and commission income derived largely from investment-related and fund management activities, higher net interest income from inter-bank money market activities and debt securities, as well as higher net profit from disposal of investment securities and associates. These were partially offset by the net loss from dealing securities, government securities and derivatives.

(iii) The Group's total operating expenses increased 7.1% to $863 million for this year-to-date from $806 million for last year-to-date attributed mainly to the consolidation of BOA. Staff costs increased 7.0% to $417 million primarily due to increased headcount, while other operating expenses increased 7.2% to $446 million mainly due to higher commission and brokerage expenses incurred to support business growth, and higher depreciation charges mainly on application software. Consequently, the expense-to-income ratio of the Group increased to 36.3% for this year-to-date from 34.6% for last year-to-date. Excluding BOA's expenses of $29 million, Group total operating expenses would have shown a lower growth of 3.5% and consequently, the expense-to-income ratio would be reduced to 35.7%.

(iv) The Group's provision charges decreased 76.5% to $75 million for this year-to-date from $320 million for last year-to-date. The decrease was largely attributable to lower specific provisions for loans and the write-back of general provisions due to improved asset quality and economic conditions in Singapore and the region.

(v) Share of profit of associates (before tax) increased 98.3% to $123 million for this year-to-date from $62 million for last year-to-date mainly due to higher contributions from most of the Group's major associates.

(d) **3rd Quarter 2004 versus 3rd Quarter 2003**

(i) The Group's NPAT of $371 million recorded in the third quarter of 2004 ("3Q04") was 10.9% higher than the $335 million registered in the third quarter of 2003 ("3Q03"). The increase was mainly due to lower provision charges, higher fee and commission income, higher net interest income, and higher share of profit of associates, partially offset by higher operating expenses and higher tax expense.

(ii) The Group's total income increased 7.1% to $807 million in 3Q04 from $754 million in 3Q03 mainly due to higher fee and commission income derived largely from investment-related, loan-related, trade-related and credit card activities, higher net interest income mainly from loans on increased volume and higher contributions from inter-bank money market activities, higher profit on foreign exchange and disposal of investment securities and associates. These were partially offset by the net loss on dealing securities, government securities and derivatives.

(iii) Group total operating expenses increased by 16.9% to $315 million in 3Q04 from $269 million in 3Q03 mainly due to the consolidation of BOA. Staff costs increased 18.6% to $152 million in 3Q04, mainly attributable to increased headcount, while other operating expenses grew 15.4% to $163 million in 3Q04 mainly due to higher depreciation charges on application software and higher professional fees. Consequently, expense-to-income ratio increased to 39.0% in 3Q04 from 35.7% in 3Q03. Excluding BOA's expenses of $29 million, Group total operating expenses would have been $286 million for 3Q04, representing a lower increase of 6.3% over 3Q03 and the expense-to-income ratio for 3Q04 would be lower at 37.4%.

(iv) The net write-back of provisions of $1 million in 3Q04 compared to a provision charge of $40 million in 3Q03 was largely attributable to the write-back of general provisions.

(e) The Group's net loans and advances to customers of $64,489 million as at 30 September 2004 were 8.8% higher than the $59,297 million as at 31 December 2003 mainly contributed by the acquisition of BOA. Excluding BOA's net loans of $4,168 million, the Group's net loans and advances to customers as at 30 September 2004 would have been $60,321 million, representing an increase of 1.7% from 31 December 2003.

Group non-performing loans ("NPLs") increased 13.7% to $5,866 million as at 30 September 2004 from the $5,160 million as at 31 December 2003 attributed mainly to the consolidation of BOA. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans increased to 8.5% as at 30 September 2004 from 8.1% as at 31 December 2003. Excluding BOA's NPLs of $1,084 million, Group NPLs would have decreased to $4,782 million, representing a reduction of 7.3% from 31 December 2003. Consequently, NPL ratio would have improved to 7.4% as at 30 September 2004. Of the total Group NPLs as at 30 September 2004, $3,050 million or 52.0% were secured by collateral, and $3,635 million or 62.0% were in the Substandard category.

(f) Total cumulative specific and general provisions of the Group were $3,808 million as at 30 September 2004 compared to $3,332 million as at 31 December 2003. General provisions as at 30 September 2004 were $1,371 million or 36.0% of total cumulative provisions. The total cumulative provisions as at 30 September 2004 provided coverage of 64.9% against Group NPLs, compared to 64.6% as at 31 December 2003. As at 30 September 2004, unsecured NPLs were 135.2% covered by total cumulative provisions, compared to 141.4% as at 31 December 2003. Excluding BOA's provisions of $617 million, total cumulative specific and general provisions would have been $3,191 million as at 30 September 2004, providing coverage of 66.7% against Group NPLs.

(g) Total assets of the Group as at 30 September 2004 were $126,566 million, of which $6,674 million arose from the consolidation of BOA. This represents a growth of 11.6% over the $113,446 million as at 31 December 2003. Excluding the assets from BOA, the Group's total assets would have recorded a growth of 5.7% over 31 December 2003.

(h) Shareholders' funds of the Group as at 30 September 2004 were $13,566 million, representing an increase of 2.1% over the $13,282 million as at 31 December 2003. Consequently, the Group's net asset value per share increased 18 cents to $8.63 as at 30 September 2004 from $8.45 as at 31 December 2003.

(i) As at 30 September 2004, the Group's total Capital Adequacy Ratio ("CAR") of 16.1% computed under the revised capital framework issued by the Monetary Authority of Singapore ("MAS") was 6.1% points higher than the minimum total CAR of 10% set by MAS. Compared to the total CAR of 15.2% as at 31 December 2003, it had increased 0.9% point. The increase was mainly attributable to the issue of US$1 billion and S$1 billion Subordinated Notes in August 2004, partly offset by the increase in risk-weighted assets due primarily to the consolidation of BOA's financials and higher holdings in investment securities.

5. DIVIDEND

No dividend has been declared for the quarter ended 30 September 2004.

6. SUBSEQUENT EVENT AFTER THE BALANCE SHEET DATE

UOB has today announced a proposed share buyback program of up to $500 million by way of open market purchase, pursuant to a share purchase mandate approved by shareholders at UOB's extraordinary general meeting held on 29 April 2004.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 29th day of October 2004

The results are also available at the Bank's website at www.uobgroup.com

大華銀行
UNITED OVERSEAS BANK

RECEIVED
2004 NOV 15 A 9:52

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2004/UOB2004/UOB-A40-Share Purchase/sc/atl

29 October 2004

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROPOSED SHARE PURCHASE BY UOB

Dear Sir

We enclose a copy of our Announcement dated 29 October 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Proposed Share Purchase by UOB

Singapore 29 October, 2004 - In exercise of the share purchase mandate approved by shareholders at the extraordinary general meeting held on 29 April 2004, United Overseas Bank Limited ("UOB") will set aside S$500 million for on-market purchases of its ordinary shares for cancellation. The share purchase will be executed through a combination of the normal trading counter and/or odd lots counter, depending on market conditions, and will be carried out in an orderly manner to minimise undue movement in UOB's share price. Shares purchased by UOB will be announced in accordance with the rules of the Singapore Exchange Limited.

The share purchase is proposed in view of UOB's objectives of:

(i) managing the capital structure of UOB, with a view to achieving an efficient capital mix;

(ii) managing surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to UOB shareholders in an expedient and cost-efficient manner; and

(iii) improving return on equity.

Under Banking (Amendment) Regulations 2004 which came into operation on 5 May 2004, affiliated entities of a bank have until 17 July 2006 to comply with the regulation that they cannot hold in aggregate more than 2% of the voting power in the bank. There are certain restrictions against an increase in the meantime of the aggregate percentage shareholding in the bank held by its affiliated entities. The affiliated entities of UOB ("UOB Affiliates") currently hold in aggregate around 8% of UOB's paid-up capital. A reduction in the paid-up capital of UOB as a result of the share purchase may increase such aggregate percentage shareholding. Accordingly, in the spirit of the said Banking (Amendment) Regulations, UOB Affiliates will be informed to take, within three months of any increase in such aggregate percentage shareholding as a result of UOB's share purchase from time to time, such steps as are necessary to bring such aggregate percentage shareholding down to at least the level prior to such increase.

By Order of the Board

Vivien Chan
Company Secretary